EXHIBIT 99.1

Brevard County Choice Students, 'Reserve Your Seat' for School Bus Service

New Vehicles, Pricing and Discount Packages Available On-Line

DANIEL ISLAND, S.C., June 24, 2013 (GLOBE NEWSWIRE) -- SchoolWheels Direct, Inc. ("SWD"), a subsidiary of Student Transportation Inc., (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that it's new service SchoolWheels Direct has formed numerous routes that will transport students to over ten Brevard County Millennium, Magnet and Choice Schools. The service will be implemented for those students who were displaced from the district operated transportation system due to recent budgetary reductions. SchoolWheels Direct provides a private transportation option in addition to other innovative services to ensure a safe and secure transportation system for students. To learn more and view the Brevard routes, visit www.schoolwheels.com.

For Brevard parents, the company has introduced a "fill-the-bus" yield pricing strategy to help parents lower their transportation costs, while getting their children to school safely and on time without the hassles of car pooling. Basically, the more students who reserve seats, up to the state capacity legal limits for the bus, the per-child fee goes down for the entire vehicle. Parents can achieve as low as $5.28 per day or $95 per month, by encouraging others who attend the same schools to also utilize the service. The pricing strategy also includes flexible one, four and ten payment option plans, in addition to discounts for a second student in a family, AM only or PM only riders and Family Maximum discount rates for three or more students in a household.

According to the American Automobile Association (AAA), automobile expenses run approximately $.59 per mile to cover the cost of fuel, maintenance and insurance. Next school year will most certainly guarantee increased vehicle traffic at arrival and dismissal times, revised car loop traffic patterns, increased expenses and longer idle times which affect the community's environment. Estimating the cost for parents of daily transportation for a 10 mile round trip to drop off and pick up students yields a daily minimum cost of $23.60/day, not including their time let alone altering working parents' schedules.

"These statistics support that our SchoolWheels Direct program is a cost efficient alternative for the parents seeking safe, reliable service for their children to get to school by a nationally recognized leader in school bus transportation," said Robert Scholer, SchoolWheels Director of Sales. "The routes are being formed, the vehicles are here and we need parents to commit to the service as soon as possible to ensure their children have seats on the bus. This is an exclusive service and one that is safe, secure and cost effective. We welcome parents with questions to contact us directly or visit our web site."

The Company said new Florida state-inspected school vehicles are on the ground being readied to service the parents and students of numerous "Choice Schools" for the coming school year beginning this August. The vehicles will be equipped with air conditioning, Global Positing Systems, seat belts, onboard cameras and the Company's exclusive Safe Stop™ notification system for additional safety and security. All drivers will be Florida State Certified school bus drivers and the vehicles will meet or exceed all Federal and State standards.

The Brevard School Board said approximately 2500 students were affected by the cut backs in transportation throughout the county. SchoolWheels Direct is currently serving the Duval County, Florida area with similar transportation to their Magnet Schools, and has received tremendous accolades from the parents serviced in the city.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

About SchoolWheels Direct, Inc.

Founded in 2011, SchoolWheels Direct is dedicated to providing parents across North America with safe, secure, and reliable transportation services. We partner with some of the most trusted service providers in transportation, security, and technology in order to make your child's travel to and from school a one-of-a-kind, safe experience. Our Direct-To-Parent school bus service is a fee-based service that allows busy parents to continue sending their children to and from school every day in the safety of a school bus. Parents can sign up, manage their account, browse and choose routes, and pay for service via our website. For more information, please visit www.schoolwheels.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         SCHOOLWHEELS DIRECT CONTACT:
         Robert Scholer
         Director of Sales
         (855) 884-2720
         Email: rscholer@schoolwheels.com
         Website: www.schoolwheels.com